UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 29 January, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 29 January, 2018

Corporate Communications
Amsterdam, 29 January 2018

ING further invests in payments business with acquisition of majority stake in Payvision

ING has reached an agreement to acquire a 75% stake in Payvision, a fast-growing, leading international omnichannel payments service provider. Payvision has a total value of EUR 360 million. The transaction will enable ING to strengthen its footprint in omnichannel payments services and expand its merchant services for its business customers, in particular in the fast-growing e-commerce segment.

The transaction with Payvision is the latest investment in innovative financial services to support ING’s Think Forward strategy. Customers will strongly benefit from Payvision’s omnichannel payments platform complemented by ING’s lending and working capital solutions and its worldwide distribution network.

By offering Payvision’s solution, our business customers will be able to accept payments through any channel, including in store terminals and web shops and through any device. Payvision’s platform facilitates more than 80 payment methods, including Maestro, Visa, iDEAL, Alipay, JCB and Union Pay across more than 150 currencies. Consumers can benefit from increased choice in payment solutions and a convenient, seamless and uniform shopping experience.

Ralph Hamers, CEO of ING said: “The payments sector is one of the most dynamic areas of the financial services industry. In order to stay a step ahead, ING has to constantly innovate. We do that by starting up our own ventures and by strategically taking minority or majority stakes. Payvision’s founding team has developed a great business with a proven technology in an area where ING wants to grow. We are confident our customers will strongly benefit from this investment.”

Payvision is a fast-growing, independent international card acquirer and payments platform, connecting payment service providers and their global merchants. Founded in 2002 in the Netherlands, it serves its clients from offices in 10 cities in the US, Europe, Asia and the Pacific. In 2015 Payvision launched next-generation Payment Service Provider, Acapture, to address the omnichannel and cross-border payments needs of merchants.

Rudolf Booker, founder and CEO of Payvision, said: “It’s with great excitement that we’re announcing the partnership with ING today. Within 15 years of the company’s inception, we feel it’s the right time to make such a strategic step to strengthen the company’s foothold in the payments industry. This investment in the payments market, made by one of the world’s most innovative financial and banking services brands, acknowledges our vision to deliver leading payments capabilities to support customers maximize their revenues.”

After completion of the transaction, Payvision’s founding management team will hold a 25% minority stake and will continue to lead the company. The transaction is expected to close in the first quarter of 2018 and is not expected to have a material impact on ING’s CET 1 ratio.

Media call

ING and Payvision will host a media call on 29 January 2018 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871 (NL) or +44 203 365 3210 (UK).

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, which is evidenced by ING’s ranking as ’leader’ in the Banks industry group by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 29 January, 2018